

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Nangeng Zhang
Chairman and Chief Executive Officer
Canaan Inc.
1-2/F, QianFang Science Building C
Building No. 27, Zhongguancun Software Park (Phase I)
No. 8 Dongbeiwang West Road
Haidian District, Beijing, 100193
People's Republic of China

> **Re: Canaan Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 21, 2021**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-39127**

Dear Mr. Zhang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing